UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to __________

1-5911
(Commission File Number)

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SPARTECH CORPORATION
401(k) SAVINGS & INVESTMENT PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

SPARTECH CORPORATION
120 S. Central Avenue, Suite 1700
Clayton, Missouri 63105
(314) 721-4242

Spartech Corporation 401(k) Savings & Investment Plan
FORM 11-K
REQUIRED INFORMATION
Item 4. Plan Financial Statements and Exhibits
Financial Statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed below in lieu of the requirements of Items 1 to 3.

Report of Independent Registered Public Accounting Firm
Financial Statements:
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Supplemental Schedule:
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
Exhibits.

23.1	—	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARTECH CORPORATION 401(k) SAVINGS & INVESTMENT PLAN
Date June 28, 2012	By	/s/ Randy C. Martin
Randy C. Martin
Executive Vice President Corporate Development and Chief Financial Officer

Financial Statements and Supplemental Schedule
Spartech Corporation 401(k) Savings & Investment Plan
Years Ended December 31, 2011 and 2010
With Report of Independent Registered Public Accounting Firm

Spartech Corporation
401(k) Savings & Investment Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2011 and 2010

*
Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Spartech Corporation 401(k) Savings & Investment Plan
We have audited the accompanying statements of net assets available for benefits of the Spartech Corporation 401(k) Savings & Investment Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
St. Louis, Missouri
June 28, 2012

Spartech Corporation
401(k) Savings and Investment Plan
Statements of Net Assets Available for Benefits

	December 31, 2011	December 31, 2010
Assets
Investments, at fair value	73,182,083	73,345,927
Notes receivable from participants	2,772,548	2,774,703
Total assets	75,954,631	76,120,630
Liabilities
Refunds for excess contributions	67,223	1,479
Net assets available for benefits	75,887,408	76,119,151
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	—	46,941
Net assets available for benefits	$75,887,408	$76,166,092
The accompanying notes are an integral part of these financial statements.

Spartech Corporation
401(k) Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended
	December 31, 2011	December 31, 2010
Additions:
Interest and dividend income	$1,773,611	$1,067,224
Contributions from:
Employer	1,741,312	1,607,619
Participants	4,712,672	4,793,085
Rollovers	93,391	76,735
Total additions	8,320,986	7,544,663
Deductions:
Retirement and qualified participant distributions	4,263,283	9,813,132
Administrative expenses	11,550	70,046
Total deductions	4,274,833	9,883,178
Net realized and unrealized (depreciation) / appreciation in investments	(4,324,836)	5,327,200
Net (decrease) / increase in net assets available for benefits	(278,683)	2,988,685
Net assets available for benefits, beginning of year	76,166,092	73,177,407
Net assets available for benefits, end of year	$75,887,409	$76,166,092
The accompanying notes are an integral part of these financial statements.

Spartech Corporation
401(k) Savings and Investment Plan
Notes to the Financial Statements

1. Description of Plan
The following description of the Spartech Corporation (the “Company”) 401(k) Savings & Investment Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan. The participating employees in the Plan are employed by the Company and its subsidiaries. All U.S. employees are eligible to become participants in the Plan, except those employees covered by a collective bargaining agreement that does not provide for participation in the Plan, and leased employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Each year, participants may contribute up to 100% of eligible compensation, as defined by the Plan. The Company provides a contribution in the amount of 50% of employee contributions made by the participant, up to 6% of the participant's compensation. The Company may also make discretionary contributions to the Plan, although in 2011 and 2010 no such discretionary contributions were made. Participants may also make rollover contributions to the Plan from other qualified retirement plans. All contributions are subject to applicable limitations.
Participant Accounts
Each participant's account is credited with the participant's contributions and allocations of the Company's matching contributions and discretionary contributions, if any, and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.
Vesting
Participants are immediately vested in their contributions. Company contributions plus actual earnings thereon are vested in 20% increments after one year of service with 100% vesting after five years of service. Participants also become 100% vested upon reaching age 65, upon becoming totally disabled, upon death, or upon the Plan's termination.
Investment Options
Upon enrollment in the Plan, employee contributions and employer matching contributions may be directed into any of the investment options offered by the Plan. These investment choices offer a variety of investment options depending upon the participant's investment objectives. The investment options are trusteed mutual funds, a U.S. bond fund, a stable value fund and a Company stock fund. In the prior year, the Plan also offered a collective trust fund as an investment option; however this option was no longer available as of December 31, 2011.
All investments are participant directed. The number of active employees participating in the plan as of December 31, 2011 is 1,411.
Company Stock Fund - The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund.
The Plan limits the amount a participant can invest in the Company Stock Fund to encourage diversification of participants' accounts. Each payroll period, a participant can direct up to a maximum of 50 percent of their contributions in the Company Stock Fund. In addition, a participant may not transfer amounts from other investment funds into the Company Stock Fund.
Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Participants have the same voting rights in the event of a tender or exchange offer.
Forfeitures
Forfeitures of non-vested employer contributions are used to reduce future employer contributions and plan expenses. During 2011 and 2010, $140,747 and $166,981, respectively, in forfeitures were used to reduce employer contributions and costs. At December 31, 2011 and 2010, forfeited non-vested accounts totaled approximately $72,127 and $211,430, respectively.

Spartech Corporation
401(k) Savings and Investment Plan
Notes to the Financial Statements

Payment of Benefits
On termination of service due to any reason or upon request after reaching age 59 1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments over a period based on his or her life expectancy. Hardship withdrawals are also permitted under the Plan.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one year to twenty years. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1%. Principal and interest is paid ratably through monthly payroll deductions. Interest rates on loans ranged from 4.25% to 10.5% at December 31, 2011.
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
2. Summary of Significant Accounting Policies
Basis of Accounting and Use of Estimates
The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could differ from those estimates.
Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) are recorded as a liability with a corresponding reduction to contributions.
Investment Valuation and Income Recognition
The investments of the Plan in mutual funds are valued at fair value based on quoted market prices. Common stock is based on closing stock prices on national stock exchanges.
The Plan invests in a fully benefit-responsive guaranteed group annuity contract, with no maturity date. The Plan owns a promise to pay interest at crediting rates which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity contract. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses. As the crediting interest rate is reset semi-annually to prevailing market rates, fair value approximates contract value. See note 7 to these financial statements for further information regarding this investment.
In prior years, the Plan invested in investment contracts through a common collective trust (Income Advantage Collective Trust Fund). These investment contracts were recorded at fair value; however, since these contracts are fully benefit-responsive an adjustment was reflected in the Statement of Net Assets Available for Benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses. In 2011, this fund was no longer an investment option and the balance was transferred into the Stable Value Fund.
Assets and liabilities are measured at fair value and categorized into the fair value hierarchy in accordance with Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820”).  See note 4 of these financial statements for additional information.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net (depreciation) / appreciation includes the Plan's gains and losses on investments bought

Spartech Corporation
401(k) Savings and Investment Plan
Notes to the Financial Statements

and sold as well as held during the year.
Administrative Expenses
Administrative expenses, other than investment advisory and administrative costs charged by individual funds or investments, are paid by the Company. Certain expenses related to loans or hardship withdrawals are paid by the affected participants' accounts.
Payment of Benefits
Benefits are recorded when paid.
3. Investments
The fair value of individual investments, by investment type, is as follows:

	December 31, 2011	December 31, 2010
Mutual funds	$45,589,768	$45,359,342
Collective trust	—	12,002,309
U.S. bond fund	7,563,690	6,922,361
Stable value fund	17,265,801	4,708,110
Company stock	2,762,823	4,353,805
Investments, at fair value	$73,182,083	$73,345,927
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	46,941
Investments, at contract value	$73,182,083	$73,392,868

The Plan recorded investments at fair value on its IRS Form 5500, Annual Return/Report of Employee Benefit Plan. The difference between fair value and contract value was $0 and $46,941 at December 31, 2011 and 2010, respectively, as shown on the reconciliation in the table above.
The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2011 and 2010 is as follows:

	December 31, 2011	December 31, 2010
Guaranteed Income Fund	$17,265,801	$4,708,110
Mutual Discovery Fund	9,725,177	10,824,601
Prudential Stock Index A	8,440,232	8,599,579
Core Plus Bond / PIMCO	7,563,690	6,922,361
MFS Massachusetts Investors Growth Stock A Fund	5,907,126	6,190,791
American Century Equity Income A Fund	5,126,070	5,012,670
American Funds EuroPacific Growth R3 Fund	4,268,437	**
Dreyfus Mid Cap Index Fund	3,925,438	4,330,536
ABN Amro Income Advantage Fund	*	12,002,309
Spartech Corporation Stock	**	4,353,805

*	Investment option was not available in 2011.
**	Investment was less than 5% in applicable year.

Spartech Corporation
401(k) Savings and Investment Plan
Notes to the Financial Statements

During 2011 and 2010 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $4,324,836 and appreciated in value by $5,327,200 respectively, as follows:

	December 31, 2011	December 31, 2010
Mutual funds	$(2,298,789)	$7,320,475
Collective trust	—	(46,941)
U.S. Bond Fund	132,743	215,357
Company stock	(2,158,790)	(2,208,632)
Investments, at fair value	$(4,324,836)	$5,280,259
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	46,941
Investments, at contract value	$(4,324,836)	$5,327,200
The Plan did not receive any dividends from Company stock during the years ended December 31, 2011 and 2010.
4. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Relevant accounting guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:
Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets,

•	quoted prices for identical or similar assets or liabilities in markets that are not active,

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals),

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 - Unobservable and significant inputs used in pricing or valuation techniques for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management's own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk), some of which may be internally developed.
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
The investments of the Plan in mutual funds are valued at fair value based on quoted market prices. Common stock is based on closing stock prices on national stock exchanges.
The fair value of the Plan's interest in the Collective trust fund is based on information reported by the issuers of the common collective trusts at year-end. The fair value of the Plan's interest in the Stable Value Fund is equal to its book value as it represents an annuity contract. The fair value of the U.S. bond fund is priced by Interactive Data Corporation using inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. On May 3, 2010, the Company converted to Prudential Retirement Insurance and Annuity Company as the Plan's trustee and record keeper which resulted in a different investment pool available to plan members. This resulted in plan members directing their investments into the U.S. bond fund (Core Plus Bond Fund) and stable value fund (Guaranteed Income Fund).

Spartech Corporation
401(k) Savings and Investment Plan
Notes to the Financial Statements

The following tables sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value as of December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Company stock	$2,762,823	$—	$—	$2,762,823
Mutual funds	45,589,768	—	—	45,589,768
Stable value fund (a)	—	—	17,265,801	17,265,801
U.S. bond fund (b)	—	7,563,690	—	7,563,690
Collective trust (c)	—	—	—	—
Total assets at fair value	$48,352,591	$7,563,690	$17,265,801	$73,182,082

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Company stock	$4,353,805	$—	$—	$4,353,805
Mutual funds	45,359,342	—	—	45,359,342
Stable value fund (a)	—	—	4,708,110	4,708,110
U.S. bond fund (b)	—	6,922,361	—	6,922,361
Collective trust (c)	—	12,002,309	—	12,002,309
Total assets at fair value	$49,713,147	$18,924,670	$4,708,110	$73,345,927

Notes to Level 2 and Level 3 investments:

a.
The Stable Value Fund is a guaranteed income fund designed to provide safety of principal, liquidity, and a competitive rate of return. Principal and accumulated interest are fully guaranteed by Prudential Retirement Insurance and Annuity Company (PRIAC). See note 7 to these financial statements for additional information.

b.
The U.S. bond fund is a core plus bond fund composed primarily of domestic fixed-income securities. Securities are priced by Interactive Data Corporation using inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. This fund is non-marketable.

c.
This category includes a common/collective trust fund that is designed to preserve invested principle while providing a competitive current rate of return. The Fund will be invested and reinvested primarily in guaranteed investment contracts (GICs), money market funds, money market instruments, repurchase agreements, private placements, bank investment contracts, and synthetic GICs. The Fund will operate within the weighted average maturity range selected by the Trustee form time to time. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2011 and 2010.

Spartech Corporation
401(k) Savings and Investment Plan
Notes to the Financial Statements

	Year Ended
	December 31,	December 31,
	2011	2010
Balance, beginning of year	$4,708,110	$—
Purchases	15,848,571	6,165,710
Sales	$(3,645,842)	$(1,515,059)
Interest credited during the year	354,962	57,459
Balance, end of year	$17,265,801	$4,708,110

5. Plan Tax Status
The underlying standardized prototype plan has received an opinion letter from the Internal Revenue Service dated March 31, 2008, stating that the written form of the underlying prototype document is qualified under Section 401(a) of the Internal Revenue Code (the Code). Any employer adopting this form of the plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.
6. Plan Termination
Although it has not expressed any intention to do so, the Company reserves the right under the Plan at any time to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, all participants become fully vested in their accounts. In the event of plan termination, after payment of all expenses and adjustment of accounts to reflect such expenses, fund losses or profits, and reallocations, each participant shall be entitled to receive all amounts then in his or her account.
7. Guaranteed Income Fund
The GIF is supported by a group annuity insurance contract, issued by PRIAC. Under this contract, participants may ordinarily direct permitted withdrawals or transfers of all or a portion of their account balance at contract value. Contract value represents deposits made to the contract, plus earnings at guaranteed interest rates, less withdrawals and fees. The contract is affected directly between the Plan and PRIAC. The repayment of principal and interest credited to participants is a financial obligation of PRIAC. Given these provisions, the contract is considered to be benefit responsive.
Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest rate is applied to all contributions made to the product regardless of the timing of those contributions. Interest rates are reviewed by PRIAC on a semiannual basis for resetting. When establishing interest rates for the GIF, PRIAC considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio.
The GIF has no maturity date. Upon a discontinuance of the contract by the plan sponsor, contract value would be paid no later than 90 days from the date the plan sponsor provides notice to discontinue. There are not any events that allow the issuer to terminate the contract and which require the plan sponsor to settle at an amount different than contract value. The minimum interest rate under the contract is 1.50%. The average yield earned by the Plan and credited to plan participants was 2.35% for the years ended December 31, 2011 and 2010, respectively.
As the crediting interest rate is reset semi-annually to prevailing market rates, fair value approximates contract value.

Spartech Corporation
401(k) Savings and Investment Plan
Notes to the Financial Statements

8. Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
9. Related Parties
The Plan invests in shares of mutual funds and units in common collective trusts managed by an affiliate of its trustee, PRIAC, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transactions” provision of ERISA and the Internal Revenue Code of 1986 (the Code), as amended. The Plan also invests in Spartech stock through the Spartech Corporate Stock Fund and maintains a loan balance from Plan participants, which are permitted party-in-interest transactions.

Supplemental Schedule

Spartech Corporation
401(k) Savings & Investment Plan
EIN #43-0761773     Plan #002
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2011

Identity of Issue, Borrower,	Description of	Current
Lessor or Similar Party	Investment	Value

Guranteed Income Fund	661,294 shares of mutual fund	$17,265,801
Core Plus Bond / PIMCO*	443,200 shares of mutual fund	7,563,690
Mutual Discovery Fund	361,665 shares of mutual fund	9,725,177
Blackrock Global Allocation	15,912 shares of mutual fund	288,970
American Century Equity Income A Fund	705,099 shares of mutual fund	5,126,070
American Funds EuroPacific Growth R3 Fund	123,651 shares of mutual fund	4,268,437
Columbia Small Cap Value Fund I A Fund	77,865 shares of mutual fund	3,045,336
Dreyfus Small Cap Stock Index Fund	28,343 shares of mutual fund	559,501
Dreyfus Mid Cap Index Fund	151,444 shares of mutual fund	3,925,438
Prudential Stock Index A	305,142 shares of mutual fund	8,440,232
Inv Small Cap Growth Fund A	66,544 shares of mutual fund	1,843,930
MFS Massachusetts Investors Growth Stock A Fund	391,979 shares of mutual fund	5,907,126
T. Rowe Price Mid Cap	9,577 shares of mutual fund	202,177
Hartford Mid Cap Class R3 Fund	5,226 shares of mutual fund	100,394
Lord Abbett Equity A Fund	177,800 shares of mutual fund	2,153,157
AP Fund	0 shares of mutual fund	3,822
Spartech Corporation Stock *	584,106 units of Spartech stock fund	2,762,823
Participant loans receivable*	Various participants, interest rates from	2,772,548
	4.25% to 10.5%, maturities through 2037
Total assets held for investment purposes, at fair value		$75,954,631

All investments are participant directed.

*	Party-in-interest.